

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

May 30, 2012

Via facsimile 214-871-0406
Alan W. Barksdale
Chief Executive Officer
Red Mountain Resources, Inc.
2515 McKinney Avenue, Suite 900
Dallas, TX 75201

Re: Red Mountain Resources, Inc. (Company)
Amendment No. 4 to Form 8-K filed January 12, 2012
File No.: 000-54444

Dear Mr. Barksdale,

In your letter dated May 22, 2012, in the Company's filings and in response to prior comments from the staff, you stated that the Company acquired certain oil and natural gas properties (Madera Properties) from Shackelford Oil Company (Shackelford), a private company, for approximately $4,774,000. This acquisition (which included interests in two producing wells, one shut-in well, and other acreage) was significant to the Company such that two years of audited pre-acquisition financial statements for the Madera Properties are required pursuant to Rule 8-04 of Regulation S-X.

You state that, for the reasons enumerated in your letter, it is not practicable to obtain full financial statements of the Madera Properties. However, you indicate that you can provide statements of revenues and direct expenses that reflect all costs directly involved with the revenue producing activities of the Madera Properties and that exclude only costs not directly associated, such as overhead. Therefore, you propose providing audited Statements of Revenues and Direct Expenses for the years ended March 31, 2011 and 2010 in lieu of full financial statements in full satisfaction of Rule 8-04. Based on the information provided, we will not object to your proposal. You state you will disclose in a footnote the basis of the presentation, and describe the nature of the omitted historical expenses and the reasons for their omission. Also, disclose the amounts of the omitted expenses, if they are known or reasonably available, on an unaudited basis. Also, describe how the financial statements presented are not indicative of the results of operations of the Madera Properties going forward due to the changes in the business and the omission of various operating expenses. Include in a footnote, to the extent available, information about the Madera Properties' operating, investing and financing cash flows.

You state you will furnish the supplementary disclosures described in ASC 932-235-50-3 through 50-11 and ASC 932-235-50-29 through 50-36 for the Madera

Properties. If prior year reserve studies were not made, we will not object to computing the reserves for prior years using only production and new discovery quantities and valuation, in which case there will be no "revision of prior estimates" amounts. You may develop these disclosures based on a reserve study for the most recent year, computing the changes backward. Disclose the method of computation in a footnote.

You were required to provide a pro forma balance sheet in the Form 8-K which reflected the acquisition pursuant to Rule 8-05. The staff will waive the requirement to provide pro forma statements of operations, if the use of forward-looking information is necessary to meaningfully present the effects of the acquisition. If you provide pro forma operating information, limit it to information that is reliably determinable and do not include forward-looking information. Also, disclose how the pro forma statements of operations are not indicative of your operations going forward, because they necessarily exclude various operating expenses.

We encourage you to include forward-looking information regarding the revenues and expenses of the Madera Properties, as reorganized under your corporate structure and management. If furnished, clearly identify it as forward-looking rather than as pro forma. If the forward looking information provided is not in the form of a comprehensive forecast of revenues and net earnings, disclose how revenues and operating efficiencies may vary given the assumptions underlying the forward-looking information that you do provide.

The staff's conclusion is based solely on the information included in your letter, the Company's filings, and your responses to prior comments from the staff. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Leslie A. Overton
Associate Chief Accountant